FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of February 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



February 10, 2010


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Consolidated Financial Statements
For the nine months ended December 31, 2009

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine months ended December 31, 2009 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and March 31, 2009

                                                                                  Millions of Yen
-------------------------------------------------------------------------------------------------
ASSETS                                                         December 31, 2009   March 31, 2009
-------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                          217,125           258,484
   Time deposits                                                        1,295             2,043
   Trade receivables:
      Notes                                                            45,276            45,781
      Accounts                                                        430,417           460,519
      Less- Allowance for doubtful receivables                        (21,571)          (21,533)
   Current maturities of long-term finance receivables, net           190,884           195,617
   Inventories:
      Finished goods                                                   97,176           123,798
      Work in process and raw materials                                84,203            67,772
   Deferred income taxes and other                                     71,948            79,385
-------------------------------------------------------------------------------------------------
         Total current assets                                       1,116,753         1,211,866
-------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                45,387            45,693
   Buildings                                                          239,112           235,905
   Machinery and equipment                                            642,749           613,879
   Construction in progress                                            32,990            23,459
-------------------------------------------------------------------------------------------------
         Total                                                        960,238           918,936
   Less- accumulated depreciation                                    (700,310)         (649,600)
-------------------------------------------------------------------------------------------------
         Net property, plant and equipment                            259,928           269,336
-------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                 456,359           465,262
   Investment securities                                               50,924            47,815
   Investments in and advances to affiliates                            1,150             1,248
   Goodwill                                                           249,233           250,330
   Other intangible assets                                            150,099           165,126
   Lease deposits and other                                            98,020           102,512
-------------------------------------------------------------------------------------------------
         Total investments and other assets                         1,005,785         1,032,293
-------------------------------------------------------------------------------------------------
Total                                                               2,382,466         2,513,495
-------------------------------------------------------------------------------------------------

                                                                                  Millions of Yen
-------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                           December 31, 2009   March 31, 2009
-------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                              122,797           184,210
   Current maturities of long-term indebtedness                        98,610            85,582
   Trade payables:
      Notes                                                            13,347            12,914
      Accounts                                                        240,626           272,499
   Accrued income taxes                                                15,538            10,317
   Accrued expenses and other                                         183,566           207,969
-------------------------------------------------------------------------------------------------
         Total current liabilities                                    674,484           773,491
-------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                             497,057           509,403
   Accrued pension and severance costs                                155,940           156,625
   Deferred income taxes and other                                     42,850            49,626
-------------------------------------------------------------------------------------------------
         Total long-term liabilities                                  695,847           715,654
-------------------------------------------------------------------------------------------------
Ricoh Shareholders' Equity:
   Common stock                                                       135,364           135,364
   Additional paid-in capital                                         186,083           186,083
   Retained earnings                                                  807,415           815,725
   Accumulated other comprehensive loss                              (129,887)         (125,121)
   Treasury stock at cost                                             (36,711)          (36,678)
-------------------------------------------------------------------------------------------------
         Total Ricoh shareholders' equity                             962,264           975,373
-------------------------------------------------------------------------------------------------
Non-controlling interest                                               49,871            48,977
-------------------------------------------------------------------------------------------------
Total equity                                                        1,012,135         1,024,350
-------------------------------------------------------------------------------------------------
Total                                                               2,382,466         2,513,495
-------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF INCOME
For the Nine Months Ended December 31, 2008 and 2009

                                                                                        Millions of Yen
-------------------------------------------------------------------------------------------------------
                                                                  Nine months ended   Nine months ended
                                                                  December 31, 2008   December 31, 2009
-------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                             810,962             686,038
   Post sales and rentals                                               673,691             714,184
   Other revenue                                                         83,365              74,509
---------------------------------------------------------------------------------------------------
         Total                                                        1,568,018           1,474,731
---------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                             539,027             481,952
   Post sales and rentals                                               305,244             326,827
   Other revenue                                                         66,258              57,546
---------------------------------------------------------------------------------------------------
         Total                                                          910,529             866,325
---------------------------------------------------------------------------------------------------
         Gross profit                                                   657,489             608,406
Selling, general and administrative expenses                            571,111             570,674
---------------------------------------------------------------------------------------------------
         Operating income                                                86,378              37,732
---------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                          (3,828)             (2,216)
   Interest expense                                                       4,322               6,156
   Foreign currency exchange (gain) loss, net                            19,752               3,412
   Other, net                                                             6,069                (443)
---------------------------------------------------------------------------------------------------
         Total                                                           26,315               6,909
---------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates          60,063              30,823
   Provision for income taxes:
   Current                                                               23,718              21,664
   Deferred                                                               4,562              (6,726)
---------------------------------------------------------------------------------------------------
         Total                                                           28,280              14,938
---------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                             15                   6
Consolidated net income                                                  31,798              15,891
---------------------------------------------------------------------------------------------------
Net income attributable to non-controlling interest                       2,258               1,475
---------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                           29,540              14,416
---------------------------------------------------------------------------------------------------

                                                                           Yen                 Yen
---------------------------------------------------------------------------------------------------
Per share of common stock:
---------------------------------------------------------------------------------------------------
   Basic                                                                  40.84               19.87
   Diluted                                                                39.73               19.32
---------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                          35.00               31.50
---------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares
   of common stock:
---------------------------------------------------------------------------------------------------
   Basic                                                                 204.20               99.35
   Diluted                                                               198.65               96.60
---------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                         175.00              157.50
---------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

For the Three Months Ended December 31, 2008 and 2009

                                                                                          Millions of Yen
---------------------------------------------------------------------------------------------------------
                                                                  Three months ended   Three months ended
                                                                   December 31, 2008    December 31, 2009
---------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                             237,511              221,842
   Post sales and rentals                                               239,369              239,381
   Other revenue                                                         25,211               24,717
---------------------------------------------------------------------------------------------------------
         Total                                                          502,091              485,940
---------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                             156,254              148,270
   Post sales and rentals                                               112,246              108,546
   Other revenue                                                         19,446               18,920
---------------------------------------------------------------------------------------------------------
         Total                                                          287,946              275,736
---------------------------------------------------------------------------------------------------------
         Gross profit                                                   214,145              210,204
Selling, general and administrative expenses                            192,843              186,467
---------------------------------------------------------------------------------------------------------
         Operating income                                                21,302               23,737
---------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                            (750)                (474)
   Interest expense                                                       1,874                2,085
   Foreign currency exchange (gain) loss, net                            18,473               (1,451)
   Other, net                                                               517                 (480)
---------------------------------------------------------------------------------------------------------
         Total                                                           20,114                 (320)
---------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates           1,188               24,057
   Provision for income taxes:
   Current                                                               (4,661)              12,164
   Deferred                                                              10,359               (1,100)
---------------------------------------------------------------------------------------------------------
         Total                                                            5,698               11,064
---------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                             (7)                  (6)
Consolidated net income (loss)                                           (4,517)              12,987
---------------------------------------------------------------------------------------------------------
Net income attributable to non-controlling interest                         288                  379
---------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                    (4,805)              12,608
---------------------------------------------------------------------------------------------------------

                                                                            Yen                 Yen
---------------------------------------------------------------------------------------------------------
Per share of common stock:
   Basic                                                                  (6.62)               17.38
   Diluted                                                                   --                16.91
---------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                          18.00                16.50
---------------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares
   of common stock:
---------------------------------------------------------------------------------------------------------
   Basic                                                                 (33.10)               86.90
   Diluted                                                                   --                84.55
---------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                          90.00                82.50
---------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended December 31, 2008 and 2009

                                                                                          Millions of Yen
---------------------------------------------------------------------------------------------------------
                                                                    Nine months ended   Nine months ended
                                                                    December 31, 2008   December 31, 2009
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                                 31,798             15,891
   Adjustments to reconcile net income to net cash
      provided by operating activities-
      Depreciation and amortization                                        74,449             73,402
      Equity in earnings of affiliates, net of dividends received             (15)                (6)
      Deferred income taxes                                                 4,562             (6,726)
      Losses on disposals and sales of property, plant and
         equipment                                                          1,170                606
      Pension and severance costs, less payment                             3,273              2,890
      Changes in assets and liabilities, net of effects from
         acquisition-
         Decrease in trade receivables                                     15,315             27,035
         (Increase) Decrease in inventories                               (30,936)             7,403
         (Increase) Decrease in finance receivables                       (11,509)            16,684
         Decrease in trade payables                                       (50,108)           (31,160)
         Decrease in accrued income taxes and
            accrued expenses and other                                    (56,210)           (15,453)
      Other, net                                                           26,976             18,377
---------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                          8,765            108,943
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                        73                909
   Expenditures for property, plant and equipment                         (72,344)           (48,338)
   Payments for purchases of available-for-sale securities                 (1,275)              (695)
   Proceeds from sales of available-for-sale securities                       243                938
   (Increase) Decrease in time deposits, net                                 (689)               665
   Purchase of business, net of cash acquired                            (158,673)            (4,760)
   Other, net                                                             (18,063)           (15,421)
---------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                           (250,728)           (66,702)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                    54,355             36,055
   Repayment of long-term indebtedness                                    (53,511)           (60,825)
   Increase (Decrease) in short-term borrowings, net                      295,813            (57,767)
   Proceeds from issuance of long-term debt securities                         --             35,000
   Repayment of long-term debt securities                                 (26,143)           (10,000)
   Dividends paid                                                         (25,320)           (22,858)
   Payment for purchase of treasury stock                                    (605)              (127)
   Other, net                                                                (427)              (393)
---------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities              244,162            (81,915)
---------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS              (17,665)            (1,685)
---------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                 (15,466)           (41,359)
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            170,607            258,484
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                155,141            217,125
---------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the nine months ended December 31, 2009 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity as defined by the FASB Accounting Standards Codification ("ASC") 810, "Consolidation" (former EITF Issue No.46, revised December 2003), are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 % ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to December 31.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in ASC 605, "Revenue Recognition" (former EITF Issue No.00-21). Pursuant to ASC 605, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and (3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income (loss) in Ricoh shareholders' equity.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 7, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with ASC 815, "Derivatives and Hedging" (former SFAS No. 133, 138, 149 and 161) as amended, Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including non-performing leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh applies ASC 320, "Debt and Equity Securities" (former SFAS No.115), which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of December 31, 2009 and March 31, 2009, Ricoh's investments in debt and marketable equity securities are classified as trading or available-for-sale securities. Trading securities are reported at fair value with gains and losses recognized in current earnings. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

In accordance with ASC 350 (iformer Statement of Position ("SOP") 98-1) Ricoh capitalizes qualifying cost of computer software. Costs incurred during the application development stage as well as upgrades and enhancements that result in additional functionality are capitalized. The capitalized software is amortized on a straight line basis over their estimated useful lives.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

ASC 805, "Business Combinations" (former SFAS No. 141R) requires the use of the acquisition method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. ASC 350, "Goodwill and Other Intangible Assets" (former SFAS No.142) eliminates the amortization of goodwill and instead requires goodwill to be tested at least annually for impairment. ASC 350 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified in accordance with ASC 360, "Property, Plant, and Equipment" (former SFAS No.144). Other intangible assets with definite useful lives, consisting primarily of software, patents, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with ASC 715, "Retirement Benefits" (former SFAS No.87 and SFAS No.158). Under ASC 715 (former SFAS 158), Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans on the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

In accordance with ASC 740, "Income Taxes" (former SFAS No.109), income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled.

Ricoh applies ASC 740 (former FIN 48), and Ricoh recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statement of income.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  EARNINGS PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per common share is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  NON-CASH TRANSACTIONS

The following non-cash transactions for the nine months ended December 31, 2008 have been excluded from the consolidated statements of cash flows:

                                                                  Millions of yen
---------------------------------------------------------------------------------
                                                                Nine months ended
                                                                December 31, 2008
---------------------------------------------------------------------------------
Issuance of treasury stock in exchange for subsidiary's stock          9,138
---------------------------------------------------------------------------------

The following non-cash transactions for the nine months ended December 31, 2009 have been excluded from the consolidated statements of cash flows:

                                                                  Millions of yen
---------------------------------------------------------------------------------
                                                                Nine months ended
                                                                December 31, 2009
---------------------------------------------------------------------------------
Debt assumed in connection with business acquisition                  3,941
---------------------------------------------------------------------------------

(S)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in purchase business combinations and pension accounting.

(T)  RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

In June 2009, FASB issued ASC 105, "Generally Accepted Accounting Principles" (former SFAS No.168) in this first half. ASC 105 reduced the hierarchy of generally accepted accounting principles from traditional four levels to two levels: authoritative (ASC) and non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and was adopted by Ricoh in the second quarter beginning July 1, 2009. The adoption of ASC 105 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In December 2007, the FASB issued ASC 805 "Business Combinations" (former SFAS No.141R). ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. ASC 805 is effective for fiscal years beginning on or after December 15, 2008 and was adopted by Ricoh in the first quarter beginning April 1, 2009. The adoption of ASC 805 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In December 2007, the FASB issued ASC 810 "Consolidation", (former SFAS No.160). This statement requires that the non-controlling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the non-controlling interest and changes in ownership interests in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. ASC 810 also requires additional disclosures that identify and distinguish between the interests of the controlling and non-controlling owners. ASC 810 is effective for fiscal years beginning on or after December 15, 2008 and was adopted by Ricoh in the first quarter beginning April 1, 2009. In accordance ASC 810, non-controlling interest which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to non-controlling interest.

In May 2009, the FASB issued ASC 855 "Subsequent Events", (former SFAS No.165). ASC 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date -- that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for fiscal years ended after June 15, 2009, and interim periods within those fiscal years. ASC 855 was be adopted by Ricoh in the first quarter beginning April 1, 2009. The adoption of ASC 855 did not have any effect on Ricoh's consolidated financial position or results of operations.

In April 2008, the FASB finalized ASC 350, (former FSP 142-3). The position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The position applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. ASC 350 is effective for fiscal years beginning after December 15, 2008, and was adopted by Ricoh in the first quarter beginning April 1, 2009. The adoption of ASC 350 did not have a material effect on Ricoh's consolidated financial position or results of operations.

In August 2009, the FASB issued Accounting Standard Update ("ASU") 2009-05 "Measuring Liabilities at Fair Value" This ASU provides further guidance on how to measure the fair value of a liability. This ASU is effective for the first reporting period (including interim periods) beginning after issuance. This ASU was adopted by Ricoh in the third quarter beginning October 1, 2009. The adoption of this ASU did not have any effect on Ricoh's consolidated financial position or results of operations.

In September 2009, the FASB issued ASU 2009-12 "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)". This ASU allows reporting entities to use net asset value per share to estimate the fair value of these investments as a practical expedient. This ASU is effective for interim and annual periods ending after December 15, 2009. This ASU was adopted by Ricoh in the third quarter beginning October 1, 2009. The adoption of this ASU did not have a material effect on Ricoh's consolidated financial position or results of operations.

(U)  NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In December 2009, the FASB issued ASU No. 2009-16, "Accounting for Transfers of Financial Assets." This accounting standard codified SFAS No. 166, "Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140" issued in June 2009 in the FASB ASC 860 "Transfers and Servicing". This statement eliminates the concept of a qualifying special-purpose entity ("QSPE"), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, removes the guaranteed mortgage securitization recharacterization provisions and requires additional disclosures. This ASU is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods. This ASU will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that the adoption of this ASU will have on its consolidated results of operations and financial condition.

In December 2009, the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." This accounting standard codified SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" issued in June 2009 in the FASB ASC 810 "Consolidation". This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This ASU is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods. Earlier application is prohibited. This ASU will be adopted by Ricoh in the first quarter beginning April 1, 2010. Ricoh is currently evaluating the effect that the adoption of this ASU will have on its consolidated results of operations and financial condition.

In December 2008, the FASB issued ASC 715, "Retirement Benefits" (former FSP No. FAS 132(R)-1). ASC 715 requires additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. ASC 715 is effective for fiscal years ending after December 15, 2009 and will be adopted by Ricoh in the fiscal year ending March 31, 2010. Ricoh is currently evaluating the requirements of these additional disclosures, but does not expect the adoption of ASC 715 to have an impact on its consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU 2009-13 "Multiple-Deliverable Revenue Arrangements". This ASU eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE) or third-party evidence (TPE) is unavailable. This ASU is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that the adoption of this ASU will have on its consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU 2009-14 "Certain Revenue Arrangements That Include Software Elements". This ASU amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. This ASU is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that the adoption of this ASU will have on its consolidated results of operations and financial condition.

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements." This ASU provides amendments to ASC 820-10 "Fair Value Measurements and Disclosures". The new disclosures and clarifications of existing disclosures are effective for interim and fiscal years beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Ricoh is currently evaluating the effect that the adoption of this ASU will have on its consolidated results of operations and financial condition.

(V)  RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's consolidated financial statement to confirm with the presentation used for the nine months ended December 31, 2009.

In accordance ASC 810, "Consolidation" (former SFAS No.160), non-controlling interest which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to non-controlling interest.

2.   SECURITIES

Marketable securities and investment securities as of December 31, 2009 and March 31, 2009 consist of the following:

                                                                                   Millions of Yen
--------------------------------------------------------------------------------------------------
                                                                December 31, 2009   March 31, 2009
--------------------------------------------------------------------------------------------------
Marketable securities:
   Trading securities                                                     --              725
--------------------------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                                      49,466           46,341
   Non-marketable equity securities                                    1,458            1,474
--------------------------------------------------------------------------------------------------
                                                                      50,924           47,815
--------------------------------------------------------------------------------------------------

The current and non-current security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of December 31, 2009 and March 31, 2009 are as follows:

                                                                                                      Millions of Yen
---------------------------------------------------------------------------------------------------------------------
                                     December 31, 2009                                March 31, 2009
---------------------------------------------------------------------------------------------------------------------
                                    Gross        Gross                              Gross        Gross
                                 unrealized   unrealized                         unrealized   unrealized
                                   holding      holding                            holding      holding
                         Cost       gains       losses     Fair value    Cost       gains       losses     Fair value
---------------------------------------------------------------------------------------------------------------------
Non-current:
   Equity securities    42,436      5,747         576        47,607     43,002      2,650         590        45,062
   Corporate debt
    securities           1,792         67          --         1,859      1,279          0          --         1,279
---------------------------------------------------------------------------------------------------------------------
                        44,228      5,814         576        49,466     44,281      2,650         590        46,341
---------------------------------------------------------------------------------------------------------------------

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 are as follows:

                                                                                       Millions of Yen
------------------------------------------------------------------------------------------------------
                             Less than 12 months       12 months or longer             Total
------------------------------------------------------------------------------------------------------
                                           Gross                     Gross                     Gross
                                        unrealized                unrealized                unrealized
                                          holding                   holding                   holding
                           Fair value     losses     Fair value     losses     Fair value     losses
------------------------------------------------------------------------------------------------------
Non-current:
   Available-for-sale:
   Equity securities          2,002        175          1,627         401         3,629         576
------------------------------------------------------------------------------------------------------

Ricoh judged the decline in fair value of investment securities at yearend to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of December 31, 2009 are as follows:

                                          Millions of Yen
                                        ------------------
                                         Cost   Fair value
----------------------------------------------------------
Due after one year through five years     416        423
Over five years                         1,376      1,436
----------------------------------------------------------
                                        1,792      1,859
----------------------------------------------------------

Proceeds from the sales of available-for-sale securities were Yen 243 million and Yen 938 million for the nine months ended December 31, 2008 and 2009, respectively.

There were no significant realized gains or losses on sales of available-for-sale securities for the nine months ended December 31, 2008 and 2009.

3.   INCOME TAXES

The effective tax rate was approximately 48 percent as of December 31, 2009. The rate differed from the approximately 41 percent statutory tax rate due primarily to the net increase in valuation allowance for deferred tax assets.

4.   EQUITY

The change in Ricoh shareholders' equity, non-controlling interest and total equity for the nine months ended December 31, 2008 and 2009 is as follow:

Ricoh adopted the measurement date provisions of ASC 715, "Retirement Benefits" (former SFAS 158) on April 1, 2008. The adoption of the measurement date provisions resulted in adjustments to change in Ricoh shareholders' equity and total equity as of April 1, 2008.

                                                                                                                 Millions of Yen
--------------------------------------------------------------------------------------------------------------------------------
                                                    Nine months ended                            Nine months ended
                                                    December 31, 2008                            December 31, 2009
--------------------------------------------------------------------------------------------------------------------------------
                                          Ricoh                                         Ricoh
                                      Shareholders'  Non-controlling                Shareholders'  Non-controlling
                                          Equity         Interest     Total Equity      Equity         Interest     Total Equity
--------------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period             1,080,196         58,283       1,138,479       975,373         48,977        1,024,350
--------------------------------------------------------------------------------------------------------------------------------
   Cumulative effect of
      adjustment from applying
      measurement date provisions of
      ASC 715, net of tax                    (649)            --            (649)           --             --               --
--------------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period as
adjusted                                1,079,547         58,283       1,137,830       975,373         48,977        1,024,350
--------------------------------------------------------------------------------------------------------------------------------
   Net income                              29,540          2,258          31,798        14,416          1,475           15,891
   Unrealized gains (losses) on
      securities                           (8,454)           (78)         (8,532)        1,711             90            1,801
   Pension liability adjustments          (17,921)            80         (17,841)        1,003              8            1,011
   Unrealized gains (losses) on
      derivatives                              54             (9)             45        (1,150)           (16)          (1,166)
   Foreign currency translation
      adjustments                         (81,936)          (203)        (82,139)       (6,330)           (36)          (6,366)
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                      (78,717)         2,048         (76,669)        9,650          1,521           11,171
--------------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock            (25,320)            --         (25,320)      (22,858)            --          (22,858)
Distributions to Non-controlling
   interest                                    --           (683)           (683)           --           (557)            (557)
Payment to acquire Treasury stock           9,173             --           9,173           (33)            --              (33)
Wholly owned subsidiaries                      --        (10,516)        (10,516)           --             --               --
Other                                         216            (59)            157           132            (70)              62
--------------------------------------------------------------------------------------------------------------------------------
Equity, End of Period                     984,899         49,073       1,033,972       962,264         49,871        1,012,135
--------------------------------------------------------------------------------------------------------------------------------


Comprehensive incomes were Yem 104,315 million (losses) and Yen 18,874 million (gains) for the three months ended December 31, 2008 and 2009, respectively. Comprehensive incomes attributable to Ricoh Company, Ltd. were Yen 104,379 million (losses) and Yen 18,446 million (gains), and comprehensive incomes attributable to non-controlling interest were Yen 64 million (gains) and Yen 428 million (gains) for the three months ended December 31, 2008 and 2009, respectively.

5.   DIVIDENDS

Cash dividends paid during the nine months ended December 31, 2009 are as follows:

Resolved at the General meetings of Shareholders on June 25, 2009

---------------------------------------------------------------
Total amount of dividends (millions of yen)              10,885
Dividend per share of common stock (yen)                  15.00
Record date                                      March 31, 2009
Effective date                                    June 26, 2009
Resource for dividend                         Retained earnings
---------------------------------------------------------------

Resolved at the Board meeting on October 27, 2009
----------------------------------------------------------------
Total amount of dividends (millions of yen)               11,973
Dividend per share of common stock (yen)                   16.50
Record date                                   September 30, 2009
Effective date                                  December 1, 2009
Resource for dividend                          Retained earnings
----------------------------------------------------------------

6.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,326.17 and Yen 1,344.08 as of December 31, 2009 and March 31, 2009, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the nine months ended December 31, 2009 and the year ended March 31, 2009.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                          Thousands of shares
---------------------------------------------------------------------------------------------
                                                        Nine months ended   Nine months ended
                                                        December 31, 2008   December 31, 2009
---------------------------------------------------------------------------------------------
Weighted average number of shares of common stock
   outstanding                                               723,339             725,624
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                        19,741              19,741
---------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                   743,080             745,365
---------------------------------------------------------------------------------------------

                                                                              Millions of Yen
---------------------------------------------------------------------------------------------
                                                        Nine months ended   Nine months ended
                                                        December 31, 2008   December 31, 2009
---------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.               29,540              14,416
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                          (19)                (19)
---------------------------------------------------------------------------------------------
Diluted net income attributable to Ricoh Company, Ltd        29,521              14,397
---------------------------------------------------------------------------------------------

                                                                         Yen
                                                        -------------------------------------
                                                        Nine months ended   Nine months ended
                                                        December 31, 2008   December 31, 2009
---------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                                      40.84               19.87
   Diluted                                                    39.73               19.32
---------------------------------------------------------------------------------------------

                                                                            Thousands of shares
-----------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                         December 31, 2008    December 31, 2009
-----------------------------------------------------------------------------------------------
Weighted average number of shares of common stock
   outstanding                                                725,746              725,606
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                         19,741               19,741
-----------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                    745,487              745,347
-----------------------------------------------------------------------------------------------

                                                                                Millions of Yen
-----------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                         December 31, 2008    December 31, 2009
-----------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.         (4,805)              12,608
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                            (6)                  (6)
-----------------------------------------------------------------------------------------------
Diluted net income (loss) attributable to Ricoh
   Company, Ltd                                               (4,811)              12,602
-----------------------------------------------------------------------------------------------

                                                                                            Yen
-----------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                         December 31, 2008    December 31, 2009
-----------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                                      (6.62)                17.38
   Diluted                                                       --                 16.91
-----------------------------------------------------------------------------------------------

7.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the nine months ended December 31, 2009 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the nine months ended December 31, 2009 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 31 million of the balance of accumulated other comprehensive loss as of December 31, 2009.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

Contract amounts of derivative instruments at December 31, 2009 are shown in the following tables:

December 31, 2009               Millions of Yen
-----------------------------------------------
Interest rate swap agreements       294,463
Foreign currency contracts          131,753
Foreign currency options             29,336
-----------------------------------------------

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments under ASC 815

                                                                           Millions of Yen
------------------------------------------------------------------------------------------
                                            Current                      Long-term
------------------------------------------------------------------------------------------
                                  Balance Sheet    Fair Value   Balance Sheet   Fair Value
                                     Location                      Location
------------------------------------------------------------------------------------------
Asset Derivatives
   Interest rate swap            Deferred income                Lease deposits
   agreements                    taxes and other         63     and other             --
-----------------------------------------------------------------------------------------
Liability Derivatives
   Interest rate swap            Accrued expenses               Deferred income
   agreements                    and other               40     taxes and other    2,895
------------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments under ASC 815

                                                                           Millions of Yen
------------------------------------------------------------------------------------------
                                            Current                      Long-term
------------------------------------------------------------------------------------------
                                 Balance Sheet     Fair Value   Balance Sheet   Fair Value
                                   Location                       Location
------------------------------------------------------------------------------------------
Asset Derivatives
   Foreign currency contracts   Deferred income                 Lease deposits
                                taxes and other         921     and other             27
   Foreign currency options                             362                           --
------------------------------------------------------------------------------------------
   Total                                              1,283                           27
------------------------------------------------------------------------------------------
Liability Derivatives
   Interest rate swap           Accrued expenses                Deferred income
   agreements                   and other                16     taxes and other      263
   Foreign currency contracts                         2,853                           77
   Foreign currency options                             354                           --
------------------------------------------------------------------------------------------
   Total                                              3,223                          340
------------------------------------------------------------------------------------------

                                            Millions of Yen
-----------------------------------------------------------
                                                 Fair Value
-----------------------------------------------------------
Total Asset Derivatives                               1,373
Total Liability Derivatives                           6,498
-----------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the nine months ended December 31, 2009 are shown in the following tables:

Derivatives designated as hedging instruments under ASC 815

                                                                                            Millions of Yen
-----------------------------------------------------------------------------------------------------------
                                 Gain or (Loss)      Gain or (Loss) Reclassified
                                Recognized in OCI       from Accumulated OCI      Gain or (Loss) Recognized
                                  on Derivative              Into Income           in Income on Derivative
                                (Effective Portion)      (Effective Portion)        (Ineffective Portion)
-----------------------------------------------------------------------------------------------------------
                                      Amount             Location        Amount     Location      Amount
-----------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (1,216)        Interest expense      (64)          --          --

                                                                         Millions of Yen
----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized  Gain or (Loss) on Hedged Item
                                 in Income on Derivative       Recognized in Income
----------------------------------------------------------------------------------------
                                   Location       Amount       Location        Amount
----------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements   Interest income     145    Interest expense     (235)
----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments under ASC 815

                                          Millions of Yen
---------------------------------------------------------
                                    Location      Amount
---------------------------------------------------------
Interest rate swap agreements                       (14)
Foreign currency contracts      Other expenses      563
Foreign currency options                          1,451
---------------------------------------------------------
Total                                             2,000
---------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the nine months ended December 31, 2009 are shown in the following tables:

Derivatives designated as hedging instruments under ASC 815

                                                                                            Millions of Yen
-----------------------------------------------------------------------------------------------------------
                                 Gain or (Loss)      Gain or (Loss) Reclassified
                                Recognized in OCI       from Accumulated OCI      Gain or (Loss) Recognized
                                  on Derivative              Into Income           in Income on Derivative
                                (Effective Portion)      (Effective Portion)        (Ineffective Portion)
-----------------------------------------------------------------------------------------------------------
                                      Amount             Location        Amount     Location      Amount
-----------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements           (766)        Interest expense     (27)         --            --
-----------------------------------------------------------------------------------------------------------

                                                                         Millions of Yen
----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized  Gain or (Loss) on Hedged Item
                                 in Income on Derivative       Recognized in Income
----------------------------------------------------------------------------------------
                                   Location       Amount       Location        Amount
----------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements   Interest income     34     Interest expense     (51)
----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments under ASC 815

                                           Millions of Yen
----------------------------------------------------------
                                    Location        Amount
----------------------------------------------------------
Interest rate swap agreements       Other (income)      79
Foreign currency contracts          expenses        (1,174)
Foreign currency options                              (214)
----------------------------------------------------------
Total                                               (1,309)
----------------------------------------------------------

8.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 233 million as of December 31, 2009.

As of December 31, 2009 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

9.   DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  MARKETABLE SECURITIES AND INVESTMENT SECURITIES

The fair value of the marketable securities and investment securities is principally based on quoted market price.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E)  INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of December 31, 2009 and March 31, 2009 are summarized as follows:

                                                                                Millions of Yen
-----------------------------------------------------------------------------------------------
                                                     December 31, 2009       March 31, 2009
-----------------------------------------------------------------------------------------------
                                                   Carrying   Estimated    Carrying  Estimated
                                                    amount    fair value    amount   fair value
-----------------------------------------------------------------------------------------------
Marketable securities and Investment securities     50,924       50,924     48,540      48,540
Installment loans                                   65,696       65,700     60,781      60,754
Long-term indebtedness                            (497,057)    (493,670)  (509,403)   (500,774)
Interest rate swap agreements, net                  (3,151)      (3,151)    (1,031)     (1,031)
Foreign currency contracts, net                     (1,982)      (1,982)    (2,994)     (2,994)
Foreign currency options, net                            8            8     (1,443)     (1,443)
-----------------------------------------------------------------------------------------------

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10.  FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures" (former SFAS No.157), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. Ricoh adopted ASC 820 for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis in the first quarter beginning April 1, 2009.

During the nine months ended December 31, 2009, there were no circumstances that required any non-financial assets or non-financial liabilities that are not measured at fair value in the financial statements on a non-recurring basis.

The three levels of inputs used to measure fair value are as follows:

Level 1  -  Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2  -  Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3  -  Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table presents the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and March 31, 2009.

                                                        Millions of Yen
-----------------------------------------------------------------------
                                            December 31, 2009
-----------------------------------------------------------------------
                                   Level 1   Level 2   Level 3    Total
-----------------------------------------------------------------------
Assets:
   Available-for-sale securities    48,246       --        --    48,246
   Derivative instruments               --    1,373        --     1,373
   Other investments                    --       --     4,288     4,288
-----------------------------------------------------------------------
      Total assets                  48,246    1,373     4,288    53,907
-----------------------------------------------------------------------
Liabilities:
   Derivatives instruments              --    6,498        --     6,498
-----------------------------------------------------------------------
      Total liabilities                 --    6,498        --     6,498
-----------------------------------------------------------------------

                                                        Millions of Yen
-----------------------------------------------------------------------
                                              March 31, 2009
-----------------------------------------------------------------------
                                   Level 1   Level 2   Level 3    Total
-----------------------------------------------------------------------
Assets:
   Trading and Available-for-
      sale securities               45,761       --        --    45,761
   Derivative instruments               --    1,359        --     1,359
   Other investments                    --       --     4,293     4,293
-----------------------------------------------------------------------
      Total assets                  45,761    1,359     4,293    51,413
-----------------------------------------------------------------------
Liabilities:
   Derivatives instruments             --     6,827        --     6,827
-----------------------------------------------------------------------
     Total liabilities                 --     6,827        --     6,827
-----------------------------------------------------------------------

Trading and Available-for-sale securities

Trading and Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks. The following table presents a reconciliation of activity for such retained interests on a net basis.

                                                        Millions of Yen
-----------------------------------------------------------------------
                                                      Nine months ended
                                                      December 31, 2009
-----------------------------------------------------------------------
                                                      Other investments
-----------------------------------------------------------------------
Balance at beginning of period                              4,293
   Total gains or losses (realized and unrealized)
      Included in net income                                   --
      Included in other comprehensive income (loss)            --
   Sales, collections and repurchases, net                     (5)
------------------------------------------------------------------------
Balance at end of period                                    4,288
------------------------------------------------------------------------

                                                         Millions of Yen
------------------------------------------------------------------------
                                                      Three months ended
                                                       December 31, 2009
------------------------------------------------------------------------
                                                      Other investments
------------------------------------------------------------------------
Balance at beginning of period                              4,291
   Total gains or losses (realized and unrealized)
      Included in net income                                   --
      Included in other comprehensive income (loss)            --
   Sales, collections and repurchases, net                     (3)
------------------------------------------------------------------------
Balance at end of period                                    4,288
------------------------------------------------------------------------

11.  SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance.

(A)  OPERATING SEGMENT INFORMATION

                                                                             Millions of Yen
--------------------------------------------------------------------------------------------
                                                       Nine months ended   Nine months ended
                                                       December 31, 2008   December 31, 2009
--------------------------------------------------------------------------------------------
Sales-
   Imaging & Solutions                                     1,363,768           1,306,090
   Industrial Products                                        97,226              79,510
   Other                                                     110,496              92,284
   Inter-segment transaction                                  (3,472)             (3,153)
--------------------------------------------------------------------------------------------
   Consolidated                                            1,568,018           1,474,731
--------------------------------------------------------------------------------------------
Operating Income(Loss)-
   Imaging & Solutions                                       139,418              92,985
   Industrial Products                                          (968)             (1,034)
   Other                                                         579              (1,986)
   Elimination                                                     1                 (18)
   Unallocated expense                                       (52,652)            (52,215)
--------------------------------------------------------------------------------------------
   Consolidated                                               86,378              37,732
--------------------------------------------------------------------------------------------
Other, net                                                   (26,315)             (6,909)
--------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings of
   Affiliates                                                 60,063              30,823
--------------------------------------------------------------------------------------------

                                                                               Millions of Yen
----------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended
                                                        December 31, 2008    December 31, 2009
----------------------------------------------------------------------------------------------
Sales-
   Imaging & Solutions                                      443,996              430,961
   Industrial Products                                       27,092               26,268
   Other                                                     32,182               29,823
   Inter-segment transaction                                 (1,179)              (1,112)
----------------------------------------------------------------------------------------------
   Consolidated                                             502,091              485,940
----------------------------------------------------------------------------------------------
Operating Income(Loss)-
   Imaging & Solutions                                       41,215               41,432
   Industrial Products                                       (1,744)                (267)
   Other                                                     (1,002)                (889)
   Elimination                                                    2                   (7)
   Unallocated expense                                      (17,169)             (16,532)
----------------------------------------------------------------------------------------------
   Consolidated                                              21,302               23,737
----------------------------------------------------------------------------------------------
Other, net                                                  (20,114)                 320
----------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings of
   Affiliates                                                 1,188               24,057
----------------------------------------------------------------------------------------------

Unallocated expense represents expenses for corporate headquarters.

Inter-segment sales are not separated by operating segment because they are immaterial.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                                               Millions of Yen
----------------------------------------------------------------------------------------------
                                                       Nine months ended   Nine months ended
                                                       December 31, 2008   December 31, 2009
----------------------------------------------------------------------------------------------
Sales-
   Japan                                                     704,886              626,527
   The Americas                                              350,467              416,397
   Europe                                                    408,263              341,467
   Other                                                     104,402               90,340
----------------------------------------------------------------------------------------------
   Consolidated                                            1,568,018            1,474,731
----------------------------------------------------------------------------------------------

                                                                               Millions of Yen
----------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended
                                                        December 31, 2008    December 31, 2009
----------------------------------------------------------------------------------------------
Sales-
   Japan                                                     221,069              204,838
   The Americas                                              132,882              135,239
   Europe                                                    119,553              115,321
   Other                                                      28,587               30,542
----------------------------------------------------------------------------------------------
   Consolidated                                              502,091              485,940
----------------------------------------------------------------------------------------------

(C)  ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin. In addition to the disclosure requirements under ASC 280, "Segment Reporting" (former SFAS No.131), Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instrument and Exchange Law, which a Japanese public company is subject to.

                                                                             Millions of Yen
--------------------------------------------------------------------------------------------
                                                       Nine months ended   Nine months ended
                                                       December 31, 2008   December 31, 2009
--------------------------------------------------------------------------------------------
Sales-
   Japan
         External customers                                  723,708             639,289
         Inter-segment                                       346,985             288,956
--------------------------------------------------------------------------------------------
            Total                                          1,070,693             928,245
--------------------------------------------------------------------------------------------
   The Americas
         External customers                                  351,451             415,474
         Inter-segment                                         3,172               2,710
--------------------------------------------------------------------------------------------
            Total                                            354,623             418,184
--------------------------------------------------------------------------------------------
   Europe
         External customers                                  405,532             342,376
         Inter-segment                                         2,046               1,706
--------------------------------------------------------------------------------------------
            Total                                            407,578             344,082
--------------------------------------------------------------------------------------------
   Other
         External customers                                   87,327              77,592
         Inter-segment                                       126,922             103,913
--------------------------------------------------------------------------------------------
            Total                                            214,249             181,505
--------------------------------------------------------------------------------------------
      Elimination of inter-segment sales                    (479,125)           (397,285)
--------------------------------------------------------------------------------------------
   Consolidated                                            1,568,018           1,474,731
--------------------------------------------------------------------------------------------
Operating Income(Loss)-
   Japan                                                      60,142              20,994
   The Americas                                              (12,663)            (11,761)
   Europe                                                     26,761              19,803
   Other                                                      10,063              10,003
--------------------------------------------------------------------------------------------
      Elimination of inter-segment sales                       2,075              (1,307)
--------------------------------------------------------------------------------------------
   Consolidated                                               86,378              37,732
--------------------------------------------------------------------------------------------
Other, net                                                   (26,315)             (6,909)
--------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings of
   Affiliates                                                 60,063              30,823
--------------------------------------------------------------------------------------------

                                                                               Millions of Yen
----------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended
                                                        December 31, 2008    December 31, 2009
----------------------------------------------------------------------------------------------
Sales-
   Japan
         External customers                                  224,054              208,970
         Inter-segment                                       110,052              109,347
----------------------------------------------------------------------------------------------
            Total                                            334,106              318,317
----------------------------------------------------------------------------------------------
   The Americas
         External customers                                  134,803              135,064
         Inter-segment                                           916                  966
----------------------------------------------------------------------------------------------
            Total                                            135,719              136,030
----------------------------------------------------------------------------------------------
   Europe
         External customers                                  118,625              115,117
         Inter-segment                                           560                  578
----------------------------------------------------------------------------------------------
            Total                                            119,185              115,695
----------------------------------------------------------------------------------------------
   Other
         External customers                                   24,609               26,789
         Inter-segment                                        41,757               35,721
----------------------------------------------------------------------------------------------
            Total                                             66,366               62,510
----------------------------------------------------------------------------------------------
      Elimination of inter-segment sales                    (153,285)            (146,612)
----------------------------------------------------------------------------------------------
   Consolidated                                              502,091              485,940
----------------------------------------------------------------------------------------------
Operating Income(Loss)-
   Japan                                                      12,425               13,022
   The Americas                                               (7,384)              (3,381)
   Europe                                                      6,608                8,114
   Other                                                       1,765                4,067
----------------------------------------------------------------------------------------------
      Elimination of inter-segment sales                       7,888                1,915
----------------------------------------------------------------------------------------------
   Consolidated                                               21,302               23,737
----------------------------------------------------------------------------------------------
Other, net                                                   (20,114)                 320
----------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings of
   Affiliates                                                  1,188               24,057
----------------------------------------------------------------------------------------------

Inter-segment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the nine months and three months ended December 31, 2008 and 2009.

12.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the nine months and three months ended December 31, 2008 and 2009:

                                                                             Millions of Yen
--------------------------------------------------------------------------------------------
                                                       Nine months ended   Nine months ended
                                                       December 31, 2008   December 31, 2009
--------------------------------------------------------------------------------------------
Research and development costs                              93,506               81,887
Advertising costs                                           10,686                7,484
Shipping and handling costs                                 15,656               12,773
--------------------------------------------------------------------------------------------

                                                                               Millions of Yen
----------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended
                                                        December 31, 2008    December 31, 2009
----------------------------------------------------------------------------------------------
Research and development costs                               30,259               25,897
Advertising costs                                             2,687                2,933
Shipping and handling costs                                   4,161                4,220
----------------------------------------------------------------------------------------------

13.  SUBSEQUENT EVENTS

Ricoh has performed an evaluation of subsequent events through February 10, 2010, the date that the financial statements were issued in Japan.

Subsidiary of the Company, Ricoh Leasing Company, Ltd. issued unsecured straight bonds on January 21, 2010.

Unsecured Bonds No. 12 (with Limited Inter-Bond Pari Passu Clause)

(i) Issue amount:                 Yen 20.0 billion
(ii) Issue price: Full price:     Yen 100 per Yen 100 bond
(iii) Payment date:               January 21, 2010
(iv) Redemption date:             January 21, 2014
(v) Interest rate:                0.605% per annum
(vi) Appropriation of proceeds:   To redeem CP (commercial paper)

OTHER INFORMATION

The following information regarding interim dividend were resolved at the board meeting on October 27, 2009.

-----------------------------------------------------------
Resolved date                              October 27, 2009
Total amount of dividends (yen)              11,973,102,818
Dividend per share of common stock (yen)              16.50
Effective date and Payment starting date   December 1, 2009
-----------------------------------------------------------